Exhibit 12

TELEPHONE AND DATA SYSTEMS, INC.

RATIOS OF EARNINGS TO FIXED CHARGES

	Nine months ended September 30,
	2005	2004
		(As Restated)
	(Dollars in thousands)
EARNINGS:
Income before income taxes and minority interest	$312,601	$172,528
Add (deduct):
Earnings on equity method investments	(51,007)	(48,911)
Distributions from unconsolidated entities	31,488	23,718
Minority interests in pre-tax income of subsidiaries that do not have fixed charges	(6,931)	(7,381)
	286,151	139,954
Add fixed charges:
Consolidated interest expense	160,240	147,378
Interest portion (1/3) of consolidated rent expense	25,348	22,215
	$471,739	$309,547

FIXED CHARGES:
Consolidated interest expense	$160,240	$147,378
Interest portion (1/3) of consolidated rent expense	25,348	22,215
	$185,588	$169,593

RATIO OF EARNINGS TO FIXED CHARGES	2.54	1.83

Tax-effected preferred dividends	$256	$225
Fixed charges	185,588	169,593
Fixed charges and preferred dividends	$185,844	$169,818

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS	2.54	1.82